UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                   Form 10-KSB

                       For Period Ended: December 31, 2004

          Pursuant to Section 13 or 15(d) of the Securities Act of 1934

                         Date of Report: March 31, 2005

                              INSTAPAY SYSTEMS INC.

        (Exact name of small business issuer as specified in its charter)

                           Commission File No. 0-17462

            UTAH                                               87-0404991
  (State or other Jurisdiction of                          (I.R.S. Employer
  incorporation or organization)                        Identification Number)


          98 Shoreline Way      Hampton, GA 30228       770-471-4944
          (Address and telephone number of principal executive offices)

                                     Part II
                             Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to unforeseeable circumstances, which caused a delay in preparing the financial statements for the year ended December 31, 2004, the Registrant respectfully requests an extension of the filing date of its Annual Report on Form 10-KSB for the period ended December 31, 2004.


                                     PART IV
                                Other Information

(1) Name and telephone number of person/(s) to contact in regard to this notification.
         Harry Hargens, President & CEO             (770) 471-4944
         R. B. Harris, Chairman/Director            (909) 938-7917

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
      |X| Yes |_|  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No


                                   SIGNATURES

Pursuant to requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: March 31, 2005                               INSTAPAY SYSTEMS, INC.
                                                   /s/ Harry Hargens
                                                   President & CEO